Exhibit 99.2

INVESTMENT AGREEMENT

This INVESTMENT AGREEMENT (this “Investment Agreement”) is entered into on December 20, 2024, by and between Vertical Aerospace Ltd., a Cayman Islands exempted company incorporated with limited liability (the “Issuer”), Vertical Aerospace Group Limited, a company incorporated under the laws of England and Wales, and a wholly-owned subsidiary of the Issuer (“VAGL”), Mudrick Capital Management L.P. (“Mudrick Capital” and, together with any fund, entity or account that is managed, sponsored or advised by Mudrick Capital or its affiliates, the “Mudrick Investor”) and Stephen Fitzpatrick (together with Imagination Aero Investments Limited and any other fund, entity or account that is affiliated with Stephen Fitzpatrick, the “SF Parties”).

WHEREAS, the Issuer has agreed to issue to the Mudrick Investor, and the Mudrick Investor wishes to purchase from the Issuer, up to $50,000,000 of newly-issued Ordinary Shares (as defined below) and/or securities exercisable for Ordinary Shares, in each case on the terms and subject to the conditions herein;

WHEREAS, the Mudrick Investor has entered into a forbearance agreement, dated December 15, 2024, with the Issuer and the SF Parties in connection with the Transactions (as defined below) (the “Forbearance Agreement”, the form of which is attached hereto as Exhibit A);

WHEREAS, the Mudrick Investor and the SF Parties will enter into a shareholders letter agreement, dated as of the Effective Date, with the Issuer (the “Shareholders Agreement”, substantially in the form attached hereto as Exhibit B), which, among other things, sets forth certain rights granted by the Issuer to the Rights Holders (as defined therein);

WHEREAS, the Issuer and the SF Parties will enter into a termination agreement, dated as of the Effective Date, in connection with that certain SF Reserved Matters Letter Agreement, dated as of March 13, 2024 (the “SF Reserved Matters Termination Agreement” substantially in the form attached hereto as Exhibit C);

WHEREAS, in connection with the Transactions, (a) the Issuer will enter into the first supplemental indenture, dated as of the Effective Date, to the Indenture (as defined below), with the Trustee and the Collateral Agent (each as defined below) (the “First Supplemental Indenture”, substantially in the form attached hereto as Exhibit D-1) and (b) the Issuer and VAGL will enter into the second supplemental indenture, dated as of the Effective Date, to the Indenture with the Trustee and the Collateral Agent (the “Second Supplemental Indenture”, substantially in the form attached hereto as Exhibit D-2);

WHEREAS, in connection with the Transactions, (a) the Issuer will enter into a supplemental share charge, dated as of the Effective Date, to secure its obligations under the Indenture and the Notes (the “Issuer Supplemental Share Charge”, substantially in the form attached hereto as Exhibit E-1) and (b) VAGL will enter into a debenture, dated as of the Effective Date, to create first-priority security interests in certain of its assets to secure its obligations under the Indenture and the Notes (the “VAGL Debenture”, substantially in the form attached hereto as Exhibit E-2);

WHEREAS, in connection with the Transactions, the Issuer will present and seek approval for the adoption of a fourth amended and restated memorandum and articles of association of the Issuer (the “Fourth A&R M&A”, the form of which is attached hereto as Exhibit F);

WHEREAS, on the Partial Conversion Date (as defined below), pursuant to notices of conversion, dated as of the Effective Date and delivered under the Indenture (the “Notices of Conversion”), the Mudrick Investor and the Issuer will complete the conversion of $130,194,859 aggregate principal of the Notes as a result of which the Mudrick Investor will receive from the Issuer 47,343,585 Ordinary Shares representing approximately 71% of the total number of voting Ordinary Shares in issue based on the number of such Ordinary Shares as at the date of this Investment Agreement (the “Partial Conversion”);

WHEREAS, on the Partial Conversion Date, the Mudrick Investor will enter into a lock-up agreement with the Issuer, pursuant to which the Mudrick Investor may not dispose of the Shares (as defined therein) for a period to be agreed between the parties thereto (the “Mudrick Lock-Up Agreement”, substantially in the form set forth in Exhibit G);

WHEREAS, on the Partial Conversion Date, the SF Parties will enter into a lock-up agreement with the Issuer, pursuant to which the SF Parties may not dispose of any Ordinary Shares beneficially owned by the SF Parties for a period to be agreed between the parties thereto (the “SF Lock-Up Agreement”, substantially in the form set forth in Exhibit H);

WHEREAS, on the Partial Conversion Date, the Issuer and the Mudrick Investor will enter into a registration rights agreement (the “Registration Rights Agreement” substantially in the form set forth in Exhibit I), pursuant to which the Mudrick Investor shall be granted customary registration rights (including demand and piggyback registration rights to be agreed) with respect to the Registrable Securities (as defined therein); and

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1.            Certain Definitions. For purposes of this Investment Agreement:

“Board” means the board of directors of the Issuer.

“Business Day” means any day other than a Saturday, Sunday or other day on which commercial banks are required or authorized to close in London, England, the Cayman Islands and the State of New York.

“Cayman Registrar” means the Registrar of Companies of the Cayman Islands.

“Closing” means the Initial Investment Closing or, if applicable, the Further Investment Closing.

“Closing Date” means the Initial Investment Closing Date or, if applicable, the Further Investment Closing Date.

“Collateral Agent” means U.S. Bank National Association, or any successor thereof, in such capacity.

“Commission” shall have the meaning ascribed to such term in Section 3.1.10.

“Effective Date” means the date on which the resolution adopting the Fourth A&R M&A shall have been passed at an EGM and the Fourth A&R M&A shall have become effective.

“EGM” shall have the meaning ascribed to such term in Section 4.5.8.

“Eligible Market” means NYSE, NYSE AMEX Equities, The NASDAQ Global Select Market, The NASDAQ Global Market or The NASDAQ Capital Market, or any of their respective successors.

“Equity Offering” means any bona fide registered public offering or registered or non-registered private offering, on a best efforts basis or in a firm commitment underwriting, of Ordinary Shares and/or warrants exercisable for Ordinary Shares.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“External Funding” means the sum of gross proceeds that the Issuer has received in respect of any equity capital raised in the First Equity Offering, excluding the Initial Investment.

“First Equity Offering” means the first Equity Offering that occurs following the date of this Investment Agreement.

“First Supplemental Indenture” shall have the meaning ascribed to such term in the Recitals.

“Forbearance Agreement” shall have the meaning ascribed to such term in the Recitals.

“Fourth A&R M&A” shall have the meaning ascribed to such term in the Recitals.

“Further Investment” shall have the meaning ascribed to such term in Section 2.2.2.

“Further Investment Closing” shall have the meaning ascribed to such term in Section 4.1.

“Further Investment Closing Date” shall have the meaning ascribed to such term in Section 4.1.

“Further Investment Purchase Price” means $25,000,000 less any External Funding.

“Further Investment Securities” means the Ordinary Shares and/or any other equity-linked securities that the Mudrick Investor shall purchase from the Issuer, and the Issuer shall issue to the Mudrick Investor, in connection with the Further Investment.

“IAIL Investment Agreement” means the investment agreement by and between the Issuer and Imagination Aero Investments Limited, dated February 22, 2024.

“Indenture” means the indenture, dated as of December 16, 2021, by and among the Issuer, the Trustee and the Collateral Agent, as amended, modified, or supplemented from time to time, pursuant to which the Notes are issued.

“Initial Investment” shall have the meaning ascribed to such term in Section 2.2.1.

“Initial Investment Closing” shall have the meaning ascribed to such term in Section 4.1.

“Initial Investment Closing Date” shall have the meaning ascribed to such term in Section 4.1.

“Initial Investment Purchase Price” shall mean $25,000,000.

“Initial Investment Shares” means Ordinary Shares that the Mudrick Investor shall purchase from the Issuer, and the Issuer shall issue to the Mudrick Investor, in connection with the Initial Investment.

“Investment” means an investment amount up to $50,000,000 comprising the Initial Investment and, if applicable, the Further Investment.

“Investment Securities” means the Initial Investment Shares and, if applicable, the Further Investment Securities.

“Issuer” shall have the meaning ascribed to such term in the Preamble.

“Issuer Material Adverse Effect” shall have the meaning ascribed to such term in Section 3.2.4.

“Issuer Supplemental Share Charge” shall have the meaning ascribed to such term in the Recitals.

“Mudrick Lock-Up Agreement” shall have the meaning ascribed to such term in the Recitals.

“Mudrick Investor” shall have the meaning ascribed to such term in the Preamble.

“Mudrick Investor Material Adverse Effect” shall have the meaning ascribed to such term in Section 3.1.3.

“Notes” means the Issuer’s 7.00% / 9.00% Convertible Senior Secured PIK Toggle Notes due 2026 issued under the Indenture, as may be amended, modified, supplemented or replaced in connection with the Transactions.

“Notices of Conversion” shall have the meaning ascribed to such term in the Recitals.

“NYSE” means the New York Stock Exchange.

“Ordinary Shares” means the ordinary shares of the Issuer, par value $0.001 per share.

“Partial Conversion” shall have the meaning ascribed to such term in the Recitals.

“Partial Conversion Date” means the date of completion of the Partial Conversion.

“Principal Market” means NYSE; provided, however, that in the event the Ordinary Shares are ever listed or traded on another Eligible Market, then the “Principal Market” shall mean such other market or exchange on which the Ordinary Shares are then listed or traded.

“Purchase Price” means Initial Investment Purchase Price or, if applicable, the Further Investment Purchase Price.

“Registration Rights Agreement” shall have the meaning ascribed to such term in the Recitals.

“Sanctions” shall have the meaning ascribed to such term in Section 3.1.14.

“Second Supplemental Indenture” shall have the meaning ascribed to such term in the Recitals.

“Securities Act” means the United States Securities Act of 1933, as amended.

“SF Party” shall have the meaning ascribed to such term in the Preamble.

“SF Party Lock-Up Agreement” shall have the meaning ascribed to such term in the Recitals.

“SF Reserved Matters Termination Agreement” shall have the meaning ascribed to such term in the Recitals.

“SF Second Tranche Funding Commitment” shall have the meaning ascribed to such term in Section 5.4.

“Shareholders Agreement” shall have the meaning ascribed to such term in the Recitals.

“Tax” or “Taxes” means any and all federal, state, provincial, local and foreign income, profits, franchise, gross receipts, environmental, capital stock, shares, severances, stamp, payroll, sales, employment, unemployment, disability, use, real property, personal property, withholding, excise, production, value added, occupancy and other taxes, duties or similar assessments, imposed, administered, collected or assessed by a Tax Authority, together with all interest, fines, penalties and additions imposed with respect to such amounts.

“Tax Authority” means any governmental authority having or purporting to exercise jurisdiction with respect to any Tax.

“Transaction Documents” means this Investment Agreement, including all Schedules and Exhibits hereto, the Forbearance Agreement, the Shareholders Agreement, the SF Reserved Matters Termination Agreement, the First Supplemental Indenture, the Second Supplemental Indenture, the Security Documents, the Notices of Conversion, the Mudrick Lock-Up Agreement, the SF Lock-Up Agreement, the Registration Rights Agreement, and all other agreements, certificates and instruments executed and delivered by the Issuer the Mudrick Investor and/or the SF Parties in connection with the Transactions and specifically contemplated by this Investment Agreement.

“Transactions” means the transactions contemplated in the Transaction Documents.

“Transfer Agent” means Continental Stock Transfer & Trust Company or any successor thereof as the Issuer’s transfer agent.

“Trustee” means U.S. Bank National Association, or any successor thereof, in such capacity.

“UK Prospectus Regulation” shall have the meaning ascribed to such term in Section 3.1.5.

“VAGL” shall have the meaning ascribed to such term in the Preamble.

“VAGL Debenture” shall have the meaning ascribed to such term in the Recitals.

“VAGL Material Adverse Effect” shall have the meaning ascribed to such term in Section 3.3.3.

2.            First Equity Offering, Investment and SF Participation.

2.1           The Issuer hereby irrevocably agrees to conduct one or more Equity Offerings, the net proceeds of which shall be utilized to fund the operations of the Issuer and its subsidiaries.

2.2           Subject to the terms and conditions hereof, the Mudrick Investor hereby irrevocably agrees to subscribe for and purchase, and the Issuer hereby irrevocably agrees to issue and sell to the Mudrick Investor, in and on the same economic terms as those offered to investors other than the Mudrick Investors in the First Equity Offering:

2.2.1            on the Initial Investment Closing Date, the Initial Investment Shares upon payment of the Initial Investment Purchase Price (such purchase and issuance, the “Initial Investment”); and

2.2.2            on the Further Investment Closing Date, the Further Investment Securities upon payment of the Further Investment Purchase Price (such purchase and issuance, the “Further Investment”);

provided that, in the event there are no investors other than the Mudrick Investor participating in the First Equity Offering, the economic terms for the Initial Investment or the Further Investment, as applicable, shall be as agreed between the Issuer and the Mudrick Investor.

2.3           The SF Parties shall have the right to participate in the First Equity Offering, for an aggregate purchase price up to $25,000,000, on the same economic terms as those offered to investors other than the SF Parties in the First Equity Offering (the “SF Participation Right”); provided that, in the event the SF Parties elect not to exercise its SF Participation Right in the First Equity Offering:

2.3.1            the SF Parties shall have an option, exercisable on or prior to the date of the 12-month anniversary of the completion of the First Equity Offering, to purchase Ordinary Shares from the Issuer upon payment of an aggregate purchase price of up to $25,000,000 (the “SF 12-Month Option”);

2.3.2            the investment by the SF Parties pursuant to the exercise of the SF 12-Month-Option shall be made at a strike price equal to the per share purchase price paid by investors in the First Equity Offering; and

2.3.3            the closing of the investment pursuant to the exercise of the SF 12-Month-Option shall occur within ten (10) Business Days of the exercise by the SF Parties of the SF 12-Month Option.

3.            Representations, Warranties and Agreements.

3.1           Mudrick Investor’s Representations, Warranties and Agreements. To induce the Issuer to issue the Investment Securities to the Mudrick Investor and the SF Parties to evaluate a purchase pursuant to the SF Participation Right or SF 12-Month Option, the Mudrick Investor hereby represents and warrants to the Issuer and the SF Parties and acknowledges and agrees with the Issuer and the SF Parties, as of the date hereof, as follows:

3.1.1            The Mudrick Investor has been duly formed or incorporated and is validly existing in good standing under the laws of its jurisdiction of incorporation or formation (if such concept exists in such jurisdiction), with power and authority to enter into, deliver and perform its obligations under each of the Transaction Documents to which it is a party.

3.1.2            Each Transaction Document has been duly authorized, validly executed and delivered by the Mudrick Investor, as applicable, and, assuming that such Transaction Document has been duly authorized, executed and delivered by the other parties thereto, as applicable, shall constitute the valid and binding obligation of the Mudrick Investor, and is enforceable against the Mudrick Investor in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity (including concepts of materiality, reasonableness, good faith and fair dealing with respect to those jurisdictions that recognize such concepts).

3.1.3            The execution, delivery and performance by the Mudrick Investor of each Transaction Document to which it is a party, as applicable (including compliance by the Mudrick Investor with all of the provisions hereof) and the consummation of the transactions contemplated in the Transaction Documents do not and will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Mudrick Investor pursuant to the terms of any indenture, mortgage, charge, deed of trust, loan agreement, lease, license or other agreement or instrument to which the Mudrick Investor is a party or by which the Mudrick Investor is bound or to which any of the property or assets of the Mudrick Investor is subject, (ii) result in any violation of the provisions of the organizational documents of the Mudrick Investor or (iii) result in any violation by the Mudrick Investor of any law, statute or any judgment, order, rule or regulation or any other legally enforceable requirement of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Mudrick Investor or any of its properties that, in the case of clauses (i) and (iii) would reasonably be expected to have a Mudrick Investor Material Adverse Effect. For purposes of this Investment Agreement, a “Mudrick Investor Material Adverse Effect” means an event, change, delay, development, occurrence, condition or effect with respect to the Mudrick Investor that has a material adverse effect on the ability of the Mudrick Investor to enter into and timely perform its obligations under this Investment Agreement.

3.1.4            The Mudrick Investor is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization or other person in connection with the execution, delivery and performance of each Transaction Document to which it is a party.

3.1.5            The Mudrick Investor (i)(1) is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or (2) is an “accredited investor” (as defined in Rule 501(a) under the Securities Act), (ii) is acquiring the Investment Securities only for its own account and not for the account of others, or if the Mudrick Investor is subscribing for the Investment Securities as a fiduciary or agent for one or more investor accounts, each owner of such account is a qualified institutional buyer or an accredited investor and the Mudrick Investor has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account, and (ii) is not acquiring the Investment Securities with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act. The Mudrick Investor is not an entity formed for the specific purpose of acquiring the Investment Securities.

3.1.6            The Mudrick Investor understands that the Investment Securities are being offered in a transaction not involving any public offering within the meaning of the Securities Act, or any “offer of securities to the public” within the meaning of the UK Prospectus Regulation, and that the Investment Securities have not been registered under the Securities Act. The Mudrick Investor understands that (i) the Investment Securities may not be resold, transferred, pledged or otherwise disposed of by the Mudrick Investor absent an effective registration statement under the Securities Act, except (1) to the Issuer or a subsidiary thereof, (2) to non-U.S. persons pursuant to offers and sales that occur solely in offshore transactions outside the United States within the meaning of Regulation S under the Securities Act or (3) pursuant to another applicable exemption from the registration requirements of the Securities Act, and in each of cases (1) and (3), in accordance with any applicable securities laws of the states and other jurisdictions of the United States, (ii) the Investment Securities may be subject to transfer restrictions under applicable laws and (iii) any certificates or book entries representing the Investment Securities shall contain a legend to such effect. The Mudrick Investor acknowledges that the Investment Securities may constitute “control” securities under applicable U.S. federal and state securities laws that may not be freely resold in the United States. The Mudrick Investor understands and agrees that the Investment Securities will be subject to the foregoing restrictions and, as a result of these restrictions, the Mudrick Investor may not be able to readily resell the Investment Securities and may be required to bear the financial risk of an investment in the Investment Securities for an indefinite period of time. The Mudrick Investor acknowledges that it has been advised to consult legal counsel prior to making any offer, resale, pledge or transfer of any of the Investment Securities.

3.1.7            The Mudrick Investor understands and agrees that the Mudrick Investor is purchasing the Investment Securities directly from the Issuer. The Mudrick Investor further acknowledges that (i) there have been no representations, warranties, covenants or agreements made to the Mudrick Investor by the Issuer or any of the Issuer’s affiliates, officers or directors, expressly or by implication, in connection with the Mudrick Investor’s purchase of the Investment Securities, other than those representations, warranties, covenants and agreements expressly set forth in the Transaction Documents, and (ii) the Mudrick Investor is not relying upon, and has not relied upon, any representations, warranties or covenants other than those expressly set forth in the Transaction Documents in connection with the Mudrick Investor’s purchase of the Investment Securities.

3.1.8            The Mudrick Investor represents and warrants that it (i) is purchasing the Investment Securities for investment, (ii) has no current plan or intention to dispose of or otherwise transfer the Investment Securities and (iii) is under no binding agreement to dispose of or otherwise transfer the Investment Securities.

3.1.9            In making its decision to purchase the Investment Securities, the Mudrick Investor represents that it has relied solely upon independent investigation made by the Mudrick Investor and its own sources of information, investment analysis and due diligence (including professional advice it deems appropriate) and the Issuer’s express representations, warranties and agreements in the Transaction Documents. Without limiting the generality of the foregoing, the Mudrick Investor has not otherwise relied on any representations, warranties, statements or other information provided by anyone other than the Issuer and the SF Parties concerning the Issuer, the Investment Securities or the offer and resale of the Investment Securities. The Mudrick Investor acknowledges and agrees that the Mudrick Investor (i) has had an adequate opportunity to review such financial and other information as the Mudrick Investor deems necessary in order to make an investment decision with respect to the Investment Securities, (ii) has made its own assessment and (iii) is satisfied concerning the relevant tax and other economic considerations relevant to the Mudrick Investor’s investment in the Investment Securities.

3.1.10          The Mudrick Investor became aware of this offering of the Investment Securities solely by means of direct contact between the Mudrick Investor and the Issuer. The Mudrick Investor has a pre-existing substantive relationship (as interpreted in guidance from the Securities and Exchange Commission (the “Commission”) under the Securities Act) with the Issuer, and the Investment Securities were offered to the Mudrick Investor solely by direct contact between the Mudrick Investor and the Issuer. The Mudrick Investor did not become aware of this offering of the Investment Securities, nor were the Investment Securities offered to the Mudrick Investor, by any other means. The Mudrick Investor acknowledges that the Investment Securities (i) were not offered by any form of general solicitation or general advertising (within the meaning of Regulation D under the Securities Act), and (ii) to the Mudrick Investor’s knowledge, are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

3.1.11          The Mudrick Investor acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Investment Securities. The Mudrick Investor is able to fend for itself in the transactions contemplated herein, has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Investment Securities. The Mudrick Investor acknowledges that neither the Issuer nor any of its agents or affiliates have provided any tax advice or any other representation or guarantee, whether written or oral, regarding the tax consequences of the transactions contemplated by this Investment Agreement.

3.1.12          Alone, or together with any professional advisor(s), the Mudrick Investor represents and acknowledges that the Mudrick Investor has adequately analyzed and fully considered the risks of an investment in the Investment Securities and determined that the Investment Securities are a suitable investment for the Mudrick Investor and that the Mudrick Investor is able at this time and in the foreseeable future to bear the economic risk of a total loss of the Mudrick Investor’s investment in the Issuer. The Mudrick Investor acknowledges specifically that a possibility of total loss exists.

3.1.13          The Mudrick Investor understands and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Investment Securities or made any findings or determination as to the fairness of an investment in the Investment Securities, nor upon the accuracy or adequacy of the Issuer’s reports, schedules, forms, statements and other documents required to be filed by the Issuer under the Securities Act and the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof.

3.1.14          Except as permitted by applicable law, neither the Mudrick Investor nor, to the knowledge of the Mudrick Investor, any director, officer, agent or employee of the Mudrick Investor is a person that is, or is controlled or owned 50 percent or more, individually or in the aggregate, by one or more persons that are currently the subject of any sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department, the U.S. Department of Commerce, the U.S. Department of State, the United Nations Security Council, the European Union or His Majesty’s Treasury (collectively, “Sanctions”), nor is the Mudrick Investor resident in a country or territory that is the subject of Sanctions (including, without limitation, the Crimea region of Ukraine, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic, Cuba, Iran, North Korea and Syria). Neither the Mudrick Investor nor, to the knowledge of the Mudrick Investor, any director, officer, agent or employee of the Mudrick Investor has received notice of, or is otherwise aware of, any claim, action, suit, proceedings or investigation involving it with respect to Sanctions.

3.1.15          The Mudrick Investor has, and on each date the relevant Purchase Price would be required to be funded to the Issuer pursuant to Section 4 will have, sufficient immediately available funds to pay the relevant Purchase Price pursuant to Section 4.

3.1.16          No broker, finder, or other financial consultant has acted on behalf of or at the direction of the Mudrick Investor in connection with this Investment Agreement or the transactions contemplated hereby in such a way as to create any liability on the Issuer.

3.2           Issuer’s Representations, Warranties and Agreements. To induce the Mudrick Investor to purchase the Investment Securities and the SF Parties to evaluate a purchase pursuant to the SF Participation Right or SF 12-Month Option, the Issuer hereby represents and warrants to the Mudrick Investor and the SF Parties and agrees with the Mudrick Investor and the SF Parties as follows::

3.2.1            The Issuer is a company duly incorporated, validly existing and in good standing under the laws of the Cayman Islands, with corporate power and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under each Transaction Document.

3.2.2            The issue of the Investment Securities has been or will be duly authorized and, when issued to the Mudrick Investor and/or the SF Parties, as applicable, against full payment for the Investment Securities in accordance with the terms of this Investment Agreement, the third amended and restated memorandum and articles of association of the Issuer (as amended from time to time) and following the updates to the register of members of the Issuer in respect of such Investment Securities (as applicable) in accordance with the Companies Act (As Revised) of the Cayman Islands, the Investment Securities will be validly issued, fully paid and non-assessable (in respect of any Ordinary Shares), free and clear of all liens or other restrictions (other than those arising under this Investment Agreement or any applicable laws) and will not have been issued in violation of, or subject to any preemptive or similar rights created under, the Issuer’s third amended and restated memorandum and articles of association (as amended from time to time) or under the Companies Act (As Revised) of the Cayman Islands.

3.2.3            Each Transaction Document has been, or will as of its respective date be, duly authorized and validly executed and delivered by the Issuer and, assuming that such Transaction Document has been duly authorized, executed and delivered by the other parties thereto, as applicable, shall constitute the valid and binding obligation of the Issuer and is, or will as of its respective date be, enforceable against the Issuer in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity (including concepts of materiality, reasonableness, good faith and fair dealing with respect to those jurisdictions that recognize such concepts). The Issuer Supplemental Share Charge has been, or prior to the execution thereof, will be duly authorized by the Issuer and will, once it has been duly executed and delivered by the Issuer and the other parties thereto, create or confirm, as applicable, legal, valid and binding first-ranking security interests that the Issuer Supplemental Share Charge purports to create for the benefit of the secured parties named therein subject to the perfection actions to be taken in accordance with and pursuant to the Issuer Supplemental Share Charge, in each case subject to the terms set forth in the Issuer Supplemental Share Charge. On or prior to the date of the Issuer Supplemental Share Charge, the Issuer will own the relevant Collateral (as defined in the Indenture) covered by the Issuer Supplemental Share Charge free and clear of any security interest, mortgage, pledge, lien, encumbrance or claim, other than as permitted under the Indenture. All filings and other actions necessary to perfect and protect each security interest in the Collateral to be created under the Issuer Supplemental Share Charge have been, or will be, by or as soon as reasonably practicable after the date of signature of the Issuer Supplemental Share Charge (and in any event, other than in respect of any Security Document governed by English law, no later than the date falling 14 Business Days following the date of the Issuer Supplemental Share Charge), duly made or taken and are or will be by or as soon as reasonably practicable after the date of signature of the Issuer Supplemental Share Charge in full force and effect and, together with the execution and delivery of the Issuer Supplemental Share Charges by the Issuer, will create a valid first-ranking security interest in the Collateral securing the obligations of the Issuer, in favor of the Collateral Agent, in each case subject to the terms set forth in the Issuer Supplemental Share Charge.

3.2.4            The execution, delivery and, upon effectiveness of the Transaction Documents as a whole, performance of each Transaction Document by the Issuer (including compliance by the Issuer with all of the provisions in the Transaction Documents) and the issuance and sale of the Investment Securities do not and will not (i) conflict with, or result in a breach or violation of, any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon, any of the property or assets of the Issuer or any of its subsidiaries, as applicable, pursuant to the terms of any indenture, mortgage, charge, deed of trust, loan agreement, lease, license or other agreement or instrument to which the Issuer or any of its subsidiaries, as applicable, is a party or by which the Issuer or any of its subsidiaries, as applicable, is bound or to which any of the property or assets of the Issuer or any of its subsidiaries, as applicable, is subject, (ii) result in any violation of the provisions of the organizational documents of the Issuer or any of its subsidiaries, as applicable, or (iii) result in any violation by the Issuer of any law, statute or any judgment, order, rule, regulation or other legally enforceable requirement of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Issuer or any of its subsidiaries, as applicable, or any of its properties that, in the case of clauses (i) and (iii), would reasonably be expected, individually or in the aggregate, to have an Issuer Material Adverse Effect. For purposes of this Investment Agreement, an “Issuer Material Adverse Effect” means an event, change, delay, development, occurrence, condition or effect with respect to the Issuer that has a material adverse effect on (x) the assets, business, prospects, shareholders’ equity, results of operation or financial operations of the Issuer and its subsidiaries, taken as a whole by reference to the position as at the date of this Agreement, (y) the validity of the Investment Securities, or (z) the legal authority of the Issuer to enter into and timely perform its obligations under this Investment Agreement; provided, however, that no Issuer Material Adverse Effect shall be deemed to have occurred if such event, change, delay, development, occurrence, condition or effect with respect to the Issuer was (i) known by the Mudrick Investor as at the date of this Agreement to have already occurred or to be going to occur, or (ii) caused, directly or indirectly, by any delay or failure by the Mudrick Investor to timely pay to the Issuer the purchase price for the Investment Securities as contemplated hereby.

3.2.5            As of the date of this Investment Agreement, the authorized share capital of the Issuer is $110,000 divided into 100,000,000 Ordinary Shares and 10,000,000 preferred shares, $0.001 par value per share. As of the date of this Investment Agreement, (a) 22,338,930 Ordinary Shares are issued and outstanding, (b) no preferred shares are issued and outstanding, (c) 50,000,000 warrants, each exercisable to purchase a whole1/10th Ordinary Share at $50.00 per full share, are issued and outstanding, (d) 2625,000 warrants, each exercisable to purchase 1/10th Ordinary Share at $100.00 per full share, are issued and outstanding, (e) 19,264,935 warrants, each exercisable to purchase 1/10th Ordinary Share at $115.00 per full share, are issued and outstanding, (f) an option to purchase 200,000 Ordinary Shares at an exercise price of $115.00 per full share, is granted and outstanding and (g) 1,145,976 Ordinary Shares were subject to issuance upon exercise of outstanding options. As of the date hereof, except as set forth in this Investment Agreement, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from the Issuer any Ordinary Shares or other equity interests in the Issuer or securities convertible into or exchangeable or exercisable for Ordinary Shares. Other than the SF Reserved Matters Letter Agreement (which is being terminated pursuant to the SF Reserved Matters Termination Agreement), there are no shareholder agreements, voting trusts or other agreements or understandings to which the Issuer is a party or by which it is bound relating to the voting of any Equity Interests, other than as contemplated by the Transaction Documents. There are no securities or instruments issued by or to which the Issuer is a party containing anti-dilution or similar provisions that will be triggered by the issuance of the Investment Securities.

3.2.6            Assuming the accuracy of the Mudrick Investor’s representations and warranties set forth in Section 3.1 of this Investment Agreement, no registration under the Securities Act is required for the offer and sale of the Investment Securities by the Issuer to the Mudrick Investor and/or the SF Parties.

3.2.7            Neither the Issuer nor any person acting on its behalf has, directly or indirectly, made any offers or sales of any securities of the Issuer or solicited any offers to buy any securities of Issuer under circumstances that would adversely affect reliance by the Issuer on Section 4(a)(2) of the Securities Act for the exemption from registration for the transactions contemplated hereby or would require registration of the issuance of the Investment Securities under the Securities Act.

3.2.8            The Issuer is not a “U.S. person” (as defined in Regulation S); neither the Issuer, nor its affiliates (as defined in Rule 405 under the Securities Act), nor any person acting on its or their behalf, has engaged or, until the Investment Securities are registered under the Securities Act, will engage in any general solicitation or general advertising (within the meaning of Regulation D under the Securities Act), in connection with the offer or sale of any of the Investment Securities, and neither the Issuer, nor any person acting on its behalf has offered any of the Investment Securities in a manner involving a public offering under, or in a distribution in violation of, the Securities Act or any state securities laws.

3.2.9            The Issuer is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization or other person in connection with the execution, delivery and performance by the Issuer of each Transaction Document (including, without limitation, the issuance of the Investment Securities), other than filings (i) with the Commission of the Registration Statement pursuant to Section 5 of this Investment Agreement, (ii) required by applicable state or federal securities laws, (iii) required by the NYSE and (iv) the failure of which to obtain would not be reasonably expected to have, individually or in the aggregate, an Issuer Material Adverse Effect.

3.2.10          No broker, finder or other financial consultant has acted on the Issuer’s behalf in connection with this Investment Agreement or the transactions contemplated hereby.

3.2.11          The Issuer is in compliance with all applicable laws, except where such non-compliance would not have an Issuer Material Adverse Effect. The Issuer has not received any written, or to its knowledge, other communication from a governmental entity that alleges that the Issuer is not in compliance with or is in default or violation of any applicable law, except where such non-compliance, default or violation would not, individually or in the aggregate, have an Issuer Material Adverse Effect.

3.2.12          Except for such matters as have not had and would not be reasonably likely to have, individually or in the aggregate, an Issuer Material Adverse Effect, there is no (i) action, suit, claim or other proceeding, in each case by or before any governmental authority pending against the Issuer, or, to the knowledge of the Issuer, threatened against the Issuer or (ii) judgment, decree, injunction, ruling or order of any governmental entity or arbitrator outstanding against the Issuer.

3.2.13          The Issuer is not, and immediately after receipt of payment for the Investment Securities will not be, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

3.2.14          Since its formation, neither the Issuer nor, to the Issuer’s knowledge, its subsidiaries, has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made or offered to make any unlawful payment or provided or offered to provide anything of value to foreign or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated any provision of the U.S. Foreign Corrupt Practices Act of 1977 or any other local or foreign anti-corruption or bribery Law, or (iii) made any other unlawful payment. Since its formation, neither the Issuer nor, to the Issuer’s knowledge, its subsidiaries has directly or knowingly indirectly, given or agreed to give any unlawful gift or similar benefit in any material amount to any customer, supplier, governmental employee or other person who is or may be in a position to help or hinder the Issuer or its subsidiaries or assist the Issuer or its subsidiaries in connection with any actual or proposed transaction. Since its formation, the operations of each of the Issuer and, to the Issuer’s knowledge, its subsidiaries are and have been conducted at all times in compliance with money laundering statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental authority that has jurisdiction over the Issuer or its subsidiaries. Except as permitted by applicable law, neither the Issuer nor, to the Issuer’s knowledge, its subsidiaries or any director, officer, agent, or employee of the Issuer is a person that is, or is controlled or owned 50 percent or more, individually or in the aggregate, by one or more persons that are currently the subject of any Sanctions, nor is the Issuer or any of its subsidiaries located, organized or resident in a country or territory that is the subject of Sanctions (including, without limitation, the Crimea region of Ukraine, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic, Cuba, Iran, North Korea and Syria). Neither the Issuer nor, to the Issuer’s knowledge, any of its subsidiaries or any director, officer, agent, or employee of the Issuer has received notice of, or is otherwise aware of, any claim, action, suit, proceedings or investigation involving it with respect to Sanctions.

3.3           VAGL Representations, Warranties and Agreements. To induce the Mudrick Investor to purchase the Investment Securities from the Issuer, and the Issuer to issue the Investment Securities to the Mudrick Investor, and the SF Parties to evaluate a purchase pursuant to the SF Participation Right or SF 12-Month Option, VAGL hereby represents and warrants to the Mudrick Investor and, the Issuer and the SF Parties and acknowledges and agrees with the Mudrick Investor and, the Issuer and the SF Parties, as of the date hereof, as follows:

3.3.1            VAGL has been duly formed or incorporated and is validly existing in good standing under the laws of its jurisdiction of incorporation or formation (if such concept exists in such jurisdiction), with power and authority to enter into, deliver and perform its obligations under each of the Transaction Documents to which it is a party.

3.3.2            Each Transaction Document to which it is a party has been or will be duly authorized, validly executed and delivered by VAGL and, assuming that such Transaction Document has been duly authorized, executed and delivered by the other parties thereto, as applicable, shall constitute the valid and binding obligation of VAGL, and is enforceable against VAGL in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity (including concepts of materiality, reasonableness, good faith and fair dealing with respect to those jurisdictions that recognize such concepts). The VAGL Debenture has been, or prior to the execution thereof, will be duly authorized by VAGL and will, once it has been duly executed and delivered by VAGL and the other parties thereto, create or confirm, as applicable, legal, valid and binding first-ranking security interests that the VAGL Debenture purports to create for the benefit of the secured parties named therein subject to the perfection actions to be taken in accordance with and pursuant to the VAGL Debenture, in each case subject to the terms set forth in the VAGL Debenture. On or prior to the date of the VAGL Debenture, VAGL will own the relevant Collateral (as defined in the Indenture) covered by the VAGL Debenture free and clear of any security interest, mortgage, pledge, lien, encumbrance or claim, other than as permitted under the Indenture. All filings and other actions necessary to perfect and protect each security interest in the Collateral to be created under the VAGL Debenture have been, or will be, by or as soon as reasonably practicable after the date of signature of the VAGL Debenture, duly made or taken and are or will be by or as soon as reasonably practicable after the date of signature of the VAGL Debenture in full force and effect and, together with the execution and delivery of the VAGL Debenture by VAGL, will create a valid first-ranking security interest in the Collateral securing the obligations of VAGL, in favor of the Collateral Agent, in each case subject to the terms set forth in the VAGL Debenture.

3.3.3            The execution, delivery and performance by VAGL of each Transaction Document to which it is a party, and the consummation of the transactions contemplated in the Transaction Documents do not and will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of VAGL pursuant to the terms of any indenture, mortgage, charge, deed of trust, loan agreement, lease, license or other agreement or instrument to which VAGL is a party or by which VAGL is bound or to which any of the property or assets of VAGL is subject, (ii) result in any violation of the provisions of the organizational documents of VAGL or (iii) result in any violation by VAGL of any law, statute or any judgment, order, rule or regulation or any other legally enforceable requirement of any court or governmental agency or body, domestic or foreign, having jurisdiction over VAGL or any of its properties that in the case of clauses (i) and (iii), would reasonably be expected, individually or in the aggregate, to have a VAGL Material Adverse Effect. For purposes of this Investment Agreement, a “VAGL Material Adverse Effect” means an event, change, delay, development, occurrence, condition or effect with respect to VAGL that has a material adverse effect on (x) the assets, business, prospects, shareholders’ equity, results of operation or financial operations of VAGL and its subsidiaries, taken as a whole by reference to the position as at the date of this Agreement, or (y) the legal authority of VAGL to enter into and timely perform its obligations under this Investment Agreement; provided, however, that no VAGL Material Adverse Effect shall be deemed to have occurred if such event, change, delay, development, occurrence, condition or effect with respect to VAGL was caused, directly or indirectly, by any delay or failure by the Mudrick Investor to timely pay to the Issuer the purchase price for the Investment Securities as contemplated hereby.

3.3.4            VAGL is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization or other person in connection with the execution, delivery and performance of each Transaction Documents to which it is a party, other than filings the failure of which to obtain would not be reasonably expected to have, individually or in the aggregate, a VAGL Material Adverse Effect.

3.3.5            VAGL represents, warrants and agrees that so long as any of the SF Parties beneficially hold, directly or indirectly, greater than 3% of the Ordinary Shares issued and outstanding, Stephen Fitzpatrick shall be entitled to serve as a director on the board of VAGL and, so long as such directorship position is held, the SF Parties shall have the right to appoint one representative for meetings of the board of VAGL if Stephen Fitzpatrick is unable to attend any such meetings.

3.4           SF Parties’ Representations, Warranties and Agreements. To induce the Mudrick Investor to purchase the Investment Securities from the Issuer, and the Issuer to issue the Investment Securities to the Mudrick Investor (and issue Ordinary Shares to the SF Parties, should the SF Parties exercise the SF Participation Right or SF 12-Month Option), each SF Party hereby represents and warrants to the Mudrick Investor and the Issuer and acknowledges and agrees with the Mudrick Investor and the Issuer, as of the date hereof, as follows:

3.4.1            The applicable SF Party has been duly formed or incorporated and is validly existing in good standing under the laws of its jurisdiction of incorporation or formation (if such concept exists in such jurisdiction), with power and authority to enter into, deliver and perform its obligations under each of the Transaction Documents to which it is a party.

3.4.2            Each Transaction Document has been duly authorized, validly executed and delivered by the SF Party, as applicable, and, assuming that such Transaction Document has been duly authorized, executed and delivered by the other parties thereto, as applicable, shall constitute the valid and binding obligation of the SF Party, and is enforceable against the SF Party in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity (including concepts of materiality, reasonableness, good faith and fair dealing with respect to those jurisdictions that recognize such concepts).

3.4.3            The execution, delivery and performance by the SF Party of each Transaction Document to which it is a party, as applicable and the consummation of the transactions contemplated in the Transaction Documents do not and will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the SF Party pursuant to the terms of any indenture, mortgage, charge, deed of trust, loan agreement, lease, license or other agreement or instrument to which the SF Party is a party or by which the SF Party is bound or to which any of the property or assets of the SF Party is subject, (ii) result in any violation of the provisions of the organizational documents of the SF Party or (iii) result in any violation by the SF Party of any law, statute or any judgment, order, rule or regulation or any other legally enforceable requirement of any court or governmental agency or body, domestic or foreign, having jurisdiction over the SF Party or any of its properties.

3.4.4            The SF Party is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization or other person in connection with the execution, delivery and performance of each Transaction Documents to which it is a party.

4.            Closing.

4.1           Subject to the satisfaction or waiver of the conditions set in Section 4.4 and Section 4.5, (i) the closing of the Initial Investment contemplated hereby (the “Initial Investment Closing”) shall occur within ten (10) Business Days from the date on which all the conditions set forth in Section 4.4 and Section 4.5 are satisfied or waived (the “Initial Investment Closing Date”), (ii) the closing of the Further Investment contemplated hereby (the “Further Investment Closing”), if applicable, shall occur at the time of the closing of the First Equity Offering (the “Further Investment Closing Date”).

4.2           Prior to or on the relevant Closing Date, the Mudrick Investor shall deliver to the Issuer an amount equal to the Initial Investment Purchase Price in connection with the Initial Investment Closing, and/or, if applicable, the Further Investment Purchase Price in connection with the Further Investment Closing, which shall be transferred in U.S. dollars in immediately available funds to an account specified by the Issuer. On the Initial Investment Closing Date after receipt of the Initial Investment Purchase Price from the Mudrick Investor, the Issuer shall issue the Initial Investment Shares to the Mudrick Investor. On the Further Investment Closing Date, if applicable, after receipt of the Further Investment Purchase Price from the Mudrick Investor, the Issuer shall issue the Further Investment Securities to the Mudrick Investor.

4.3           On each Closing Date, the Issuer shall cause the relevant Investment Securities to be registered in book entry form by updating the register of members of the Issuer, free and clear of any liens or other restrictions whatsoever (other than those arising under state or federal securities laws or as set forth herein or in any other agreement between the Issuer and the Mudrick Investor), in the name of the Mudrick Investor (or its nominee in accordance with its delivery instructions) or to a custodian designated by the Mudrick Investor, as applicable, on Issuer’s register of members (which book entry records shall contain an appropriate notation concerning transfer restrictions of the Investment Securities, in accordance with applicable securities laws of the states of the United States and other applicable jurisdictions), and will provide to the Mudrick Investor evidence of such issuance from the Transfer Agent.

4.4           Conditions to Closing of the Issuer. The Issuer’s obligations to sell and issue the relevant Investment Securities pursuant to the terms included herein are subject to the fulfillment or (to the extent permitted by applicable law) written waiver by the Issuer, on or prior to relevant Closing Date, as applicable, of each of the following conditions:

4.4.1            The representations and warranties made by the Mudrick Investor in Section 3.1 hereof shall be true and correct in all material respects as of the relevant Closing Date (or, if such representation and warranties speak as of another date, as of such date) (other than representations and warranties that are qualified as to materiality or Mudrick Investor Material Adverse Effect, which representations and warranties shall be so true and correct in all respects as of the relevant Closing Date (or, if such representation and warranties speak as of another date, as of such date)), and consummation of the relevant Closing shall constitute a reaffirmation by the Mudrick Investor of each of the representations and warranties of the Mudrick Investor in this Investment Agreement as of the relevant Closing Date.

4.4.2            The Mudrick Investor shall have performed, satisfied and complied in all respects with the covenants, agreements and conditions required by this Investment Agreement to be performed, satisfied or complied with by the Mudrick Investor at or prior to the relevant Closing Date, except where the failure of such performance or compliance would not or would not reasonably be expected to prevent, materially delay, or materially impair the ability of the Mudrick Investor to consummate the relevant Closing.

4.4.3            There shall not be in force any order, law, rule, regulation, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any governmental authority enjoining or prohibiting the consummation of the Initial Investment, the Further Investment or the Additional Further Investment, as applicable.

4.5           Conditions to Closing of the Mudrick Investor. The Mudrick Investor’s obligation to purchase the relevant Investment Securities pursuant to the terms included herein is subject to the fulfillment or (to the extent permitted by applicable law) written waiver by the Mudrick Investor, on or prior to the relevant Closing Date, of each of the following conditions:

4.5.1

(a)            The representations and warranties made by the Issuer in Section 3.2 hereof shall be true and correct in all material respects as of the relevant Closing Date (or, if such representation and warranties speak as of another date, as of such date) (other than representations and warranties that are qualified as to materiality, Issuer Material Adverse Effect, which representations and warranties shall be so true and correct in all respects as of the relevant Closing Date (or, if such representation and warranties speak as of another date, as of such date)), and consummation of the relevant Closing shall constitute a reaffirmation by the Issuer of each of the representations and warranties of the Issuer in this Investment Agreement as of the relevant Closing Date.

(b)            The representations and warranties made by VAGL in Section 3.3 hereof shall be true and correct in all material respects as of the relevant Closing Date (or, if such representation and warranties speak as of another date, as of such date) (other than representations and warranties that are qualified as to materiality, VAGL Material Adverse Effect, which representations and warranties shall be so true and correct in all respects as of the relevant Closing Date (or, if such representation and warranties speak as of another date, as of such date)), and consummation of the relevant Closing shall constitute a reaffirmation by VAGL of each of the representations and warranties of VAGL in this Investment Agreement as of the relevant Closing Date.

(c)            The representations and warranties made by each SF Party in Section 3.4 hereof shall be true and correct in all material respects as of the relevant Closing Date (or, if such representation and warranties speak as of another date, as of such date), and consummation of the relevant Closing shall constitute a reaffirmation by the SF Party of each of the representations and warranties of the SF Party in this Investment Agreement as of the relevant Closing Date.

4.5.2

(a)            The Issuer shall have performed, satisfied and complied in all respects with the covenants, agreements and conditions required by this Investment Agreement to be performed, satisfied or complied with by the Issuer at or prior to the relevant Closing Date, except where the failure of such performance or compliance would not or would not reasonably be expected to prevent, materially delay, or materially impair the ability of the Issuer to consummate the relevant Closing.

(b)            VAGL shall have performed, satisfied and complied in all respects with the covenants, agreements and conditions required by this Investment Agreement to be performed, satisfied or complied with by VAGL at or prior to the relevant Closing Date.

(c)            Each SF Party shall have performed, satisfied and complied in all respects with the covenants, agreements and conditions required by this Investment Agreement to be performed, satisfied or complied with by the SF Party at or prior to the relevant Closing Date.

4.5.3            Each Transaction Document shall have been executed by the applicable parties thereto in form and substance reasonably satisfactory to the Mudrick Investor and shall be in full force and effect. There shall not be outstanding any breach of, or default under, any of the Transaction Documents by the Issuer, VAGL or the SF Parties that has not otherwise been waived by the Mudrick Investor. For the avoidance of doubt, the Specified Defaults (as defined in the Forbearance Agreement) shall not constitute a breach of, or default under, any of the Transaction Documents under this Section 4.5.3.

4.5.4            The Partial Conversion Date shall have occurred.

4.5.5            The Issuer shall, in the Mudrick Investor’s reasonable determination, based on market standards, have conducted in good faith a robust capital raising process for the First Equity Offering.

4.5.6            All required regulatory approvals, if any, in connection with the Initial Investment or the Further Investment, as applicable, shall have been received.

4.5.7            There shall not be in force any order, judgment or injunction by or with any governmental authority in the United States enjoining or prohibiting the consummation of the Initial Investment or the Further Investment, as applicable.

4.5.8            (a) The resolution adopting the Fourth A&R M&A shall have been passed at a valid extraordinary general meeting of the Issuer’s members (an “EGM”) and shall have become effective immediately upon adoption of the Fourth A&R M&A by the shareholders of the Issuer at the EGM and (b) the Issuer shall have filed with the Cayman Registrar the Fourth A&R M&A as duly passed by the shareholders of the Issuer at the EGM.

4.5.9            The issued and outstanding Ordinary Shares shall be listed on an Eligible Market (or any of their respective successors).

4.5.10          No Issuer Material Adverse Effect shall have occurred between December 31, 2024 and (i) in the case of the Initial Investment Closing, the Initial Investment Closing Date or (ii) in the case of the Further Investment Closing, the Further Investment Closing Date.

4.5.11          The Mudrick Investor shall have received (i) an opinion of the Cayman Islands counsel to the Issuer as to the valid issuance of the relevant Investment Securities, fully paid and non-assessable (in the case of Ordinary Shares) and (ii) a “no registration” opinion of the U.S. counsel to the Issuer, each dated as of the relevant Closing Date, and addressed to the Mudrick Investor.

4.5.12          The Issuer and the Mudrick Investor shall each deliver duly executed copies of the Registration Rights Agreement.

4.5.13          As of the Initial Closing Date and the Further Investment Closing Date, if any, the Issuer shall have reimbursed the reasonable and documented out-of-pocket fees and expenses of counsel to the Mudrick Investor, to the extent invoiced at least one (1) Business Day prior to such Closing Date.

4.6           To the extent that the SF Parties exercise the SF Participant Right or the SF 12-Month Option, the provisions of the following sections hereof shall apply, as adjusted mutatis mutandis for such participation on the relevant closing date: Section 4.1; Section 4.2; Section 4.3; Section 4.4; and Section 4.5, as adjusted mutatis mutandis for the exercise by the SF Parties of the SF Participation Right or the SF 12-Month Option, (other than Section 4.5.1(c), Section 4.5.2(c) and Section 4.5.3 with respect to the SF Parties), provided that each condition contained in Section 4.4 and Section 4.5 shall only be required to be satisfied as at the Initial Investment Closing Date or, if applicable, the Further Investment Closing Date.

5.            Undertakings.

5.1           The Issuer hereby undertakes that it shall (i) convene a valid EGM in accordance with its third amended and restated memorandum and articles of association and seek approval from the Issuer’s shareholders for the adoption of the Fourth A&R M&A and (ii) not cancel, adjourn or postpone such EGM unless (a) circumstances not related to any transactions contemplated in the Transaction Documents arise, which prevent the EGM from being held, or (b) the SF Party is not able to attend and/or vote for the adoption of the Fourth A&R M&A at the EGM, in which case the Issuer shall use its commercially reasonable efforts to convene a new EGM in accordance with its third amended and restated memorandum and articles of association as soon as practicable.

5.2           Stephen Fitzpatrick, in his capacity as a majority shareholder of the Issuer, (i) shall appear, in person or by proxy, at the EGM where approval for the Fourth A&R M&A and the other Transaction Documents is sought, and (ii) shall vote all the Ordinary Shares beneficially owned by each SF Party as of the record date for such meeting in favor of the adoption of the Fourth A&R M&A, the increase in authorized share capital and the and approval of the other Transaction Documents.

5.3           The Issuer hereby undertakes that it will (i) promptly (and in any event no later than 30 days) following the Closing Date, file and cause to become effective a customary shelf registration statement covering the Ordinary Shares issued under the Initial Investment and Further Investment and (ii) use its commercially reasonable efforts to cause such registration statement declared effective by the Commission as soon as practicable following the filing thereof with the Commission. The Issuer undertakes to cause such registration statement to remain effective until the earlier of the date (i) all registrable securities are sold by the holders thereof and (ii) such securities are freely tradable under Rule 144 under the Securities Act without limitation as to volume or manner of sale.

5.4           All parties hereto agree and acknowledge that all remaining obligations arising pursuant to the IAIL Investment Agreement, including (but not limited to) in respect of the second tranche $25 million funding commitment thereunder (the “SF Second Tranche Funding Commitment”), shall expire as of the Partial Conversion Date, and that such obligations shall be replaced by the SF Participation Rights as set forth in this Investment Agreement. As of the Partial Conversion Date, all parties hereto additionally agree to release and forever discharge each other party from and against any and all claims arising pursuant to the SF Second Tranche Funding Commitment.

5.5           The parties further agree and acknowledge that the Registration Rights Agreement, dated as of March 13, 2024, by and between the Issuer and Imagination Aero Investments Ltd. shall remain in full force and effect and that for all purposes under such agreement, (i) any securities acquired by the SF Parties pursuant to the SF Participation Right or the SF 12-Month Option shall constitute “Investment Shares” and “Registrable Securities” for all purposes thereunder, (ii) all references to the “Investment Agreement” thereunder shall include this Investment Agreement and (iii) all references to the “Investment” thereunder shall include any investment by the SF Parties pursuant to the SF Participation Right or the SF 12-Month Option.

5.6           As of each of (i) the date of this Agreement and (ii) 10 Business Days prior to each of the Initial Investment Closing Date and the Further Investment Closing Date, the Mudrick Investor shall provide evidence acceptable to the Issuer’s independent registered public accounting firm that the maximum amount payable to the Issuer in respect of the Initial Investment and the Further Investment will be available to the Mudrick Investor on the Initial Investment Closing Date and the Further Investment Closing Date, respectively.

6.            Termination. Except for the provisions of this Section 6 and Sections 7.2 to 7.11 which shall survive any termination hereunder, this Investment Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earlier to occur of (i) the mutual written agreement of each of the parties hereto to terminate this Investment Agreement, and (ii) if the conditions to Closing set forth in Section 4 of this Investment Agreement are not satisfied at, or are not capable of being satisfied or are not waived by the party entitled to grant such waiver on or prior to, March 31, 2025 (or such other date agreed in writing between the Issuer and the Mudrick Investor) and, as a result thereof, the Initial Investment contemplated by this Investment Agreement will not be or is not consummated; provided, that nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from such breach.

7.            Miscellaneous.

7.1           Further Assurances.

7.1.1            The Mudrick Investor acknowledges that the Issuer and the SF Parties will rely on the acknowledgments, understandings, agreements, representations and warranties made by the Mudrick Investor contained in this Investment Agreement. Prior to each Closing, the Mudrick Investor agrees to promptly notify the Issuer and the SF Parties if any of the acknowledgments, understandings, agreements, representations and warranties made by the Mudrick Investor set forth herein are no longer accurate in all material respects.

7.1.2            The Issuer acknowledges and agrees that the Mudrick Investor and the SF Parties will rely on the acknowledgments, understandings, agreements, representations and warranties contained in this Investment Agreement. Prior to each Closing, the Issuer agrees to promptly notify the Mudrick Investor and the SF Parties if any of the agreements, representations and warranties of the Issuer set forth herein are no longer accurate in all material respects.

7.1.3            VAGL acknowledges and agrees that the Mudrick Investor and the SF Parties will rely on the acknowledgments, understandings, agreements, representations and warranties contained in this Investment Agreement. Prior to each Closing, VAGL agrees to promptly notify the Mudrick Investor and the SF Parties if any of the agreements, representations and warranties of VAGL set forth herein are no longer accurate in all material respects.

7.1.4            Each SF Party acknowledges and agrees that the Issuer and the Mudrick Investor will rely on the acknowledgments, understandings, agreements, representations and warranties contained in this Investment Agreement. Prior to each Closing, each SF Party agrees to promptly notify the Issuer and the Mudrick Investor if any of the agreements, representations and warranties of such SF Party set forth herein are no longer accurate in all material respects.

7.1.5            Each of the parties to this Investment Agreement is irrevocably authorized to produce any Transaction Document or a copy thereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

7.1.6            The Issuer may reasonably request from the Mudrick Investor such additional information as the Issuer may deem necessary to evaluate the eligibility of the Mudrick Investor under applicable securities laws to acquire the Investment Securities, and the Mudrick Investor shall promptly provide such information as may be reasonably requested, to the extent available and to the extent consistent with its internal policies and procedures, and provided that the Issuer agrees to keep any such information provided by the Mudrick Investor confidential, except as may be required by applicable law, rule, regulation or in connection with any legal proceeding or regulatory request.

7.1.7            The Issuer may reasonably request from the SF Parties such additional information as the Issuer may deem necessary to evaluate the eligibility of the SF Parties under applicable securities laws to acquire securities pursuant to the SF Participation Right, and the SF Parties shall promptly provide such information as may be reasonably requested, to the extent available and to the extent consistent with its internal policies and procedures, and provided that Issuer agrees to keep any such information provided by the SF Parties confidential, except as may be required by applicable law, rule, regulation or in connection with any legal proceeding or regulatory request.

7.1.8            Subject to applicable law and the fiduciary duties of the board of directors of the Issuer and VAGL, each of the parties hereto shall (a) take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper, practical or advisable to consummate the Transactions and (b) refrain from taking, or cause to be taken, any action and refrain from doing, or causing to be done, any thing that could impede or impair the consummation of the Transactions, including, in all cases, without limitation using its reasonable best efforts to (i) cooperate with one another in the preparation, execution and delivery of all Transaction Documents, (ii) obtaining all necessary or appropriate waivers, consents or approvals of third parties required in connection with the Transactions, and (iii) furnishing to each other all information required in connection with the consummation of the Transactions.

7.2            Notices. Any notice or communication required or permitted hereunder shall be in writing and either delivered personally, emailed or sent by overnight mail via a reputable overnight carrier, or sent by certified or registered mail, postage prepaid, and shall be deemed to be given and received (i) when so delivered personally, (ii) when sent, with no mail undeliverable or other rejection notice, if sent by email, or (iii) three (3) Business Days after the date of mailing to the address below or to such other address or addresses as such person may hereafter designate by notice given hereunder:

If to the Company, to: Vertical Aerospace Ltd. Unit 1 Camwal Court, Chapel Street Bristol BS2 0UW United Kingdom Email: xxxxxxxxxxxxxxxx	With a copy to (which shall not constitute notice): Latham & Watkins (London) LLP 99 Bishopsgate London, EC2M 3XF United Kingdom Attn: xxxxxxxxxxxxxxxxxxxx Email: xxxxxxxxxxxxxxxx

If to the VAGL, to: Vertical Aerospace Group Limited Unit 1 Camwal Court, Chapel Street Bristol BS2 0UW United Kingdom Email: xxxxxxxxxxxxxxxxxxxx	With a copy to (which shall not constitute notice): Latham & Watkins (London) LLP 99 Bishopsgate London, EC2M 3XF United Kingdom Attn: xxxxxxxxxxxxxxxxxxxxx Email: xxxxxxxxxxxxxxxxxxx
If to Mudrick Capital, to: Mudrick Capital Management L.P. 527 Madison Avenue, 6th Floor New York, NY 10022 Attn: xxxxxxxxxxxxxx Email: xxxxxxxxxxxxxxxxxxxx	With a copy to (which shall not constitute notice): Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, NY 10153 Attn: xxxxxxxxxxxxxxxxxxx Email: xxxxxxxxxxxxxxxxxxx

If to the SF Parties, to:

Stephen Fitzpatrick

United House, 9 Pembridge Road

London, England, W11 3JY

Email: xxxxxxxxxxxxxxxxxxxxxxxxxxxxx

Imagination Aero Investments Limited

United House, 9 Pembridge Road, London, England, W11 3JY

Email: xxxxxxxxxxxxxxxxxxxxxxxx

With a copy to (which shall not constitute notice): Jones Day 21 Tudor Street London, EC4Y 0DJ United Kingdom Attn: xxxxxxxxxxxxxxxxxxxxx Email: xxxxxxxxxxxxxxxxxxxxxxxxx

7.3           Entire Agreement. Except as expressly contemplated herein, this Investment Agreement, together with the other Transaction Documents, constitutes the entire agreement, and supersedes all other prior agreements (including, for the avoidance of doubt, the IAIL Investment Agreement), communications, understandings, representations and warranties, both written and oral, between the parties, with respect to the subject matter hereof, including any commitment letter entered into relating to the subject matter hereof.

7.4           Modifications; Amendments; Waivers. This Investment Agreement may not be amended, modified, supplemented or waived except by an instrument in writing, signed by each of the parties hereto. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereto or the exercise of any other right or power.

7.5           Expenses. The Issuer shall:

7.5.1            reimburse each of the Mudrick Investor and SF Parties for the reasonable and documented fees, expenses and disbursements of legal counsel (including one firm of Cayman Islands counsel each) incurred by the Mudrick Investor and the SF Parties in connection with (i) the Transactions, including, without limitation, (1) the structuring of the Investment, (2) the negotiation, preparation of this Investment Agreement and the other Transaction Documents and (3) the consummation of the Investment and (ii) the IAIL Investment Agreement and the evaluation of claims thereunder; and

7.5.2            reimburse the SF Parties for all documented fees and expenses incurred up to the Partial Conversion Date in connection with Stephen Welch's position on the Board, subject to a cap of $75,000.

7.6           Assignment. Neither this Investment Agreement nor any rights, interests or obligations that may accrue to the parties hereunder (including Investor’s rights to purchase the Investment Securities) may be transferred or assigned without the prior written consent of the parties hereto (other than the Investment Securities acquired hereunder, if any, and then only in accordance with this Investment Agreement); provided that upon prior written notice to the Issuer, the Mudrick Investor and the SF Parties may assign their rights and obligations under this Investment Agreement to one or more of their respective affiliates; provided, further, that no such assignment shall relieve the Mudrick Investor and/or the SF Parties, as applicable, of its obligations hereunder.

7.7           No Third Party Rights. This Investment Agreement shall not confer rights or remedies upon any person other than the parties hereto and their respective successors and assigns.

7.8           Governing Law. This Investment Agreement, and any claim or cause of action hereunder based upon, arising out of or related to this Investment Agreement (whether based on law, in equity, in contract, in tort or any other theory) or the negotiation, execution, performance or enforcement of this Investment Agreement, shall be governed by and construed in accordance with the Laws of the State of New York, including its statute of limitations, without giving effect to principles or rules of conflicts of law thereof, to the extent they would require or permit the application of laws or statute of limitations of another jurisdiction.

7.9           Consent to Jurisdiction; Waiver of Jury Trial. Each of the parties irrevocably consents to the exclusive jurisdiction and venue of any state or federal court sitting in the Borough of Manhattan in the City and State of New York (the “Chosen Courts”), in connection with any matter based upon or arising out of this Investment Agreement. Each party hereby waives, and shall not assert as a defense in any legal dispute, that (i) such person is not personally subject to the jurisdiction of the Chosen Courts for any reason, (ii) such legal proceeding may not be brought or is not maintainable in the Chosen Courts, (iii) such person’s property is exempt or immune from execution, (iv) such legal proceeding is brought in an inconvenient forum or (v) the venue of such legal proceeding is improper. Each party hereby consents to service of process in any such proceeding in any manner permitted by New York law, further consents to service of process by nationally recognized overnight courier service guaranteeing overnight delivery, or by registered or certified mail, return receipt requested, at its address specified pursuant to Section 7.2 and waives and covenants not to assert or plead any objection which they might otherwise have to such manner of service of process. Notwithstanding the foregoing in this Section 7.9, a party may commence any action, claim, cause of action or suit in a court other than the Chosen Courts solely for the purpose of enforcing an order or judgment issued by the Chosen Courts. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW WHICH CANNOT BE WAIVED, EACH OF THE PARTIES WAIVES ANY RIGHT TO TRIAL BY JURY ON ANY CLAIMS OR COUNTERCLAIMS ASSERTED IN ANY LEGAL DISPUTE RELATING TO THIS INVESTMENT AGREEMENT WHETHER NOW EXISTING OR HEREAFTER ARISING. IF THE SUBJECT MATTER OF ANY SUCH LEGAL DISPUTE IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY SHALL ASSERT IN SUCH LEGAL DISPUTE A NONCOMPULSORY COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS INVESTMENT AGREEMENT. FURTHERMORE, NO PARTY SHALL SEEK TO CONSOLIDATE ANY SUCH LEGAL DISPUTE WITH A SEPARATE ACTION OR OTHER LEGAL PROCEEDING IN WHICH A JURY TRIAL CANNOT BE WAIVED.

7.10         Severability. If any provision of this Investment Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Investment Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

7.11         No Waiver of Rights, Powers and Remedies. No failure or delay by a party hereto in exercising any right, power or remedy under this Investment Agreement, and no course of dealing between the parties hereto, shall operate as a waiver of any such right, power or remedy of such party. No single or partial exercise of any right, power or remedy under this Investment Agreement by a party hereto, nor any abandonment or discontinuance of steps to enforce any such right, power or remedy, shall preclude such party from any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. The election of any remedy by a party hereto shall not constitute a waiver of the right of such party to pursue other available remedies. No notice to or demand on a party not expressly required under this Investment Agreement shall entitle the party receiving such notice or demand to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the party giving such notice or demand to any other or further action in any circumstances without such notice or demand.

7.12         Remedies.

7.12.1          The parties agree that irreparable damage would occur if this Investment Agreement was not performed or the Closing is not consummated in accordance with its specific terms or was otherwise breached and that money damages or other legal remedies may not be an adequate remedy for any such damage. It is accordingly agreed that the parties hereto shall be entitled to seek equitable relief, including in the form of an injunction or injunctions, to prevent breaches or threatened breaches of this Investment Agreement and to enforce specifically the terms and provisions of this Investment Agreement in an appropriate court of competent jurisdiction as set forth in Section 7.9, this being in addition to any other remedy to which any party is entitled at law or in equity, including money damages. The right to specific enforcement may include the right of the Issuer to cause the Mudrick Investor and the SF Parties, the right of the Mudrick Investor to cause the Issuer and the SF Parties, and the right of the SF Parties to cause the Issuer and the Mudrick Investor, to cause the transactions contemplated hereby to be consummated on the terms and subject to the conditions and limitations set forth in this Investment Agreement (including, for the avoidance of doubt, the right to directly enforce each of the covenants and agreements of the Issuer, the Mudrick Investor and the SF Parties, as applicable, under this Investment Agreement). The parties hereto further agree (i) to waive any requirement for the security or posting of any bond in connection with any such equitable remedy, (ii) not to assert that a remedy of specific enforcement pursuant to this Section 7.12 is unenforceable, invalid, contrary to applicable law or inequitable for any reason and (iii) to waive any defenses in any action for specific performance, including the defense that a remedy at law would be adequate.

7.12.2          The parties acknowledge and agree that this Section 7.12 is an integral part of the transactions contemplated hereby and without that right, the parties hereto would not have entered into this Investment Agreement.

7.12.3          In any dispute arising out of or related to this Investment Agreement, or any other agreement, document, instrument, or certificate contemplated hereby, or any transactions contemplated hereby or thereby, the applicable adjudicating body shall award to the prevailing party, if any, the reasonable and documented out-of-pocket costs and attorneys’ fees reasonably incurred by the prevailing party in connection with the dispute and the enforcement of its rights under this Investment Agreement or any other agreement, document, instrument, or certificate contemplated hereby, and, if the adjudicating body determines a party to be the prevailing party under circumstances where the prevailing party won on some but not all of the claims and counterclaims, the adjudicating body may award the prevailing party an appropriate percentage of the costs and attorneys’ fees reasonably incurred by the prevailing party in connection with the adjudication and the enforcement of its rights under this Investment Agreement or any other agreement, document, instrument, or certificate contemplated hereby or thereby.

7.13         Survival of Representations and Warranties. All representations and warranties made by the parties hereto in this Investment Agreement shall survive the Closing. All of the covenants and agreements made by each party hereto in this Investment Agreement shall survive the Closing until the applicable statute of limitations or in accordance with their respective terms, if a shorter period.

7.14         Headings and Captions. The headings and captions of the various subdivisions of this Investment Agreement are for convenience of reference only and shall in no way modify or affect the meaning or construction of any of the terms or provisions hereof.

7.15         Counterparts. This Investment Agreement may be executed in one or more counterparts (including by facsimile or electronic mail, in .pdf or any other form of electronic delivery (including any electronic signature complying with U.S. federal ESIGN Act of 2000), all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other parties, it being understood that the parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission, email or any other form of electronic delivery, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such signature page were an original thereof.

7.16         Construction. The words “include,” “includes,” and “including” will be deemed to be followed by “without limitation.” Pronouns in masculine, feminine, and neuter genders will be construed to include any other gender, and words in the singular form will be construed to include the plural and vice versa, unless the context otherwise requires. The words “this Investment Agreement,” “herein,” “hereof,” “hereby,” “hereunder,” and words of similar import refer to this Investment Agreement as a whole and not to any particular subdivision unless expressly so limited. The parties hereto intend that each representation, warranty, and covenant contained herein will have independent significance. If any party hereto has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) which such party hereto has not breached will not detract from or mitigate the fact that such party hereto is in breach of the first representation, warranty, or covenant. All references in this Investment Agreement to numbers of shares, per share amounts and purchase prices shall be appropriately adjusted to reflect any share division, share split, share dividend, share combination, recapitalization or the like occurring after the date hereof.

7.17         Mutual Drafting. This Investment Agreement is the joint product of the parties hereto and each provision hereof has been subject to the mutual consultation, negotiation and agreement of the parties and shall not be construed for or against any party hereto.

8.            Cleansing Statement; Consent to Disclosure.

8.1           The Issuer shall, following the date of this Investment Agreement, promptly issue one (1) or more press releases or file with the Commission a Current Report on Form 6-K disclosing all material terms of the transactions contemplated hereby. From and after the publication of such Form 6-K, each of the Mudrick Investor and SF Parties shall not be in possession of any material, non-public information received from the Issuer or any of its officers, directors, employees or agents in connection with the transactions contemplated by this Investment Agreement.

8.2           Each of the Mudrick Investor and SF Parties hereby consents to the publication and disclosure in (i) any press release or Current Report on Form 6-K issued or filed with the Commission by the Issuer in connection with the execution and delivery of this Investment Agreement or any other filing with the Commission pursuant to applicable securities laws, in each case as and to the extent required by the federal securities laws or the Commission or any other securities authorities and (ii) any other documents or communications provided by the Issuer to any governmental authority or to securityholders of the Issuer, in each case, as and to the extent required by applicable law or the Commission or any other governmental authority, of each of the Mudrick Investor’s and SF Parties’ names and identities and the nature of each of the Mudrick Investor’s and SF Parties’ commitments, arrangements and understandings under and relating to this Investment Agreement and, if deemed required or appropriate by the Issuer, a form (excluding details specific and personal to the Mudrick Investor) of this Investment Agreement; provided that, in the case of such disclosures by the Issuer, the Issuer shall provide the Mudrick Investor and SF Parties with prior written notice (including by e-mail) of such permitted disclosure, and shall reasonably consult with the Mudrick Investor and SF Parties regarding such disclosure, in each case, to the extent such disclosure specifically names the Mudrick Investor. The and SF Parties. Each of the Mudrick Investor and SF Parties will promptly provide any information reasonably requested by the Issuer for any regulatory application or filing made or approval sought in connection with the transactions contemplated in this Investment Agreement (including filings with the Commission).

[Signature Page Follows]

IN WITNESS WHEREOF, each of the parties hereto has executed or caused this Investment Agreement to be executed by its duly authorized representative as of the date set forth below.

ISSUER:

VERTICAL AEROsPACE LTD.

By:	/s/ Stephen Welch
Name: Stephen Welch
Title: Chairman

VAGL:

VERTICAL AEROSPACE GROUP LIMITED

By:	/s/ Stephen Welch
Name: Stephen Welch
Title: Director

[Investment Agreement – Signature Page]

MUDRICK INVESTOR:

MUDRICK CAPITAL MANAGEMENT L.P. on behalf of the funds, investors, entities or accounts that are managed, sponsored or advised by it

By:	/s/ Jason Mudrick
Name:	Jason Mudrick
Title:	Chief Investment Officer

[Investment Agreement – Signature Page]

SF PARTIES:

STEPHEN FITZPATRICK on behalf of himself and any other fund, entity or account that is affiliated with Stephen Fitzpatrick

By:	/s/ Stephen Fitzpatrick

IMAGINATION AERO INVESTMENTS LIMITED

By:	/s/ Stephen Fitzpatrick
Name:	Stephen Fitzpatrick
Title:	Director

[Investment Agreement – Signature Page]

SCHEDULE I

ELIGIBILITY REPRESENTATIONS OF MUDRICK INVESTOR

This Schedule I should be completed by the Mudrick Investor and constitutes a part of the Investment Agreement.

Please indicate the basis of the undersigned’s (the “Investor”) status as a “qualified institutional buyer” (as defined in Rule 144A promulgated under the Securities Act) or an “accredited investor” (as defined in Regulation D promulgated under the Securities Act) by answering the following questions.

A.	QUALIFIED INSTITUTIONAL BUYER STATUS (Please check the applicable subparagraphs):

☐	We are a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”)) (a “QIB”) and have marked and initialed the appropriate box on the following pages indicating the provision under which we qualify as a QIB.

☐	We are purchasing the Investment Securities as a fiduciary or agent for one or more investor accounts, and each owner of such account is a QIB.

*** OR ***

B.            ACCREDITED INVESTOR STATUS (Please check the applicable subparagraph):

☐	We are an institutional “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3), (7), (8), (9), (12) or (13) under the Securities Act) and have marked and initialed the appropriate box on the following pages indicating the provision under which we qualify as an institutional “accredited investor.” We are not a natural person.

☐	We are an individual “accredited investor” (within the meaning of Rule 501(a)(4), (5), (6), (10) or (11) under the Securities Act) and have marked and initialed the appropriate box on the following pages indicating the provision under which we qualify as an individual “accredited investor.”

*** OR ***

C.            NON-US PERSON INVESTOR STATUS:

☐	We are not a U.S. Person (within the meaning of Rule 902(k) under the Securities Act) or a United States person (within the meaning of Section 7701(a)(3) of the Internal Revenue Code of 1986, as amended).

*** AND ***

D.            AFFILIATE STATUS

(Please check the applicable box)

INVESTOR:

☐	is:

☐	is not:

an “affiliate” (as defined in Rule 144 under the Securities Act) of the Issuer or acting on behalf of an affiliate of the Issuer.***

Qualified Institutional Buyer

The Mudrick Investor is a “qualified institutional buyer” (within the meaning of Rule 144A under the Securities Act) if it is an entity that meets any one of the following categories at the time of the sale of securities to the Mudrick Investor. (Please check the applicable subparagraphs below to indicate the basis on which you are a “qualified institutional buyer”):

☐     The Mudrick Investor is an entity that, acting for its own account or the accounts of other qualified institutional buyers, in the aggregate owns and invests on a discretionary basis at least $100 million in securities of issuers that are not affiliated with the Mudrick Investor and:

☐     is an insurance company as defined in section 2(a)(13) of the Securities Act;

☐     is an investment company registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”), or any business development company as defined in section 2(a)(48) of the Investment Company Act;

☐     is a Small Business Investment Company licensed by the US Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958, as amended (“Small Business Investment Act”) or any Rural Business Investment Company as defined in section 384A of the Consolidated Farm and Rural Development Act;

☐     is a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees;

☐     is an employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”);

☐     is a trust fund whose trustee is a bank or trust company and whose participants are exclusively (a) plans established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, of (b) employee benefit plan within the meaning of Title I of the ERISA, except, in each case, trust funds that include as participants individual retirement accounts or H.R. 10 plans;

☐     is a business development company as defined in section 202(a)(22) of the Investment Advisers Act of 1940, as amended (the “Investment Advisers Act”);

☐     is an organization described in section 501(c)(3) of the Internal Revenue Code of 1986, as amended (the “Code”), corporation (other than a bank as defined in section 3(a)(2) of the Securities Act, a savings and loan association or other institution referenced in section 3(a)(5)(A) of the Securities Act, or a foreign bank or savings and loan association or equivalent institution), partnership, limited liability company or Massachusetts or similar business trust;

☐     is an investment adviser registered under the Investment Advisers Act; or

☐     Any institutional accredited investor, as defined in rule 501(a) under the Securities Act (17 CFR 230.501(a)), of a type not listed in paragraphs (a)(l)(i)(A) through (I) or paragraphs (a)(l)(ii) through (vi) of Rule 501.

☐     The Mudrick Investor is a dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), acting for its own account or the accounts of other qualified institutional buyers, that in the aggregate owns and invests on a discretionary basis at least $10 million of securities of issuers that are not affiliated with the Mudrick Investor;

☐     The Mudrick Investor is a dealer registered pursuant to Section 15 of the Exchange Act acting in a riskless principal transaction on behalf of a qualified institutional buyer;

☐     The Mudrick Investor is an investment company registered under the Investment Company Act, acting for its own account or for the accounts of other qualified institutional buyers, that is part of a family of investment companies1 which own in the aggregate at least $100 million in securities of issuers, other than issuers that are affiliated with the Mudrick Investor or are part of such family of investment companies;

☐     The Mudrick Investor is an entity, all of the equity owners of which are qualified institutional buyers, acting for its own account or the accounts of other qualified institutional buyers; or

☐     The Mudrick Investor is a bank as defined in section 3(a)(2) of the Securities Act, or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Securities Act, or any foreign bank or savings and loan association or equivalent institution, acting for its own account or the accounts of other qualified institutional buyers, that in the aggregate owns and invests on a discretionary basis at least $100 million in securities of issuers that are not affiliated with the Mudrick Investor and that has an audited net worth of at least $25 million as demonstrated in its latest annual financial statements, as of a date not more than 16 months preceding the date of sale of securities in the case of a US bank or savings and loan association, and not more than 18 months preceding the date of sale of securities for a foreign bank or savings and loan association or equivalent institution.

OR

Accredited Investor

Rule 501(a) under the Securities Act, in relevant part, states that an “accredited investor” shall mean any person who comes within any of the below listed categories, or who the issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. Investor has indicated, by marking and initialing the appropriate box(es) below, the provision(s) below which apply to Investor and under which Investor accordingly qualifies as an “accredited investor.”

1 “Family of investment companies” means any two or more investment companies registered under the Investment Company Act, except for a unit investment trust whose assets consist solely of shares of one or more registered investment companies, that have the same investment adviser (or, in the case of unit investment trusts, the same depositor); provided that, (a) each series of a series company (as defined in Rule 18f-2 under the Investment Company Act) shall be deemed to be a separate investment company and (b) investment companies shall be deemed to have the same adviser (or depositor) if their advisers (or depositors) are majority-owned subsidiaries of the same parent, or if one investment company’s adviser (or depositor) is a majority-owned subsidiary of the other investment company’s adviser (or depositor)

☐

The Mudrick Investor is an entity which falls within one of the following categories of accredited investor set forth in Rule 501(a) of Regulation D under the Securities Act:

☐       A bank as defined in Section 3(a)(2) of the Securities Act, or any savings and loan association or other institution as defined in Section 3(a)(5)(A) of the Securities Act whether acting in its individual or fiduciary capacity.

☐       A broker or dealer registered pursuant to Section 15 of the Exchange Act.

☐       An investment adviser registered pursuant to Section 203 of the Investment Advisers Act or registered pursuant to the laws of a state.

☐       An insurance company as defined in Section 2(a)(13) of the Securities Act.

☐       An investment company registered under the Investment Company Act or a business development company as defined in Section 2(a)(48) of the Investment Company Act.

☐       A Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958.

☐       A Rural Business Investment Company as defined in Section 384A of the Consolidated Farm and Rural Development Act.

☐       Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such a plan has total assets in excess of $5,000,000.

☐       An employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974, if (i) the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, (ii) the employee benefit plan has total assets in excess of $5,000,000, or (iii) the employee benefit plan is a self-directed plan, with investment decisions made solely by persons that are accredited investors as described in one or more of the categories set forth in this Schedule I. NOTE: To the extent that reliance is placed on clause (iii), each person must complete a copy of this Accredited Investor Questionnaire, signing next to each response, and submit such copy to the Issuer.

☐       Any private business development company as defined in Section 202(a)(22) of the Investment Advisers Act.

☐       The Mudrick Investor is a corporation, partnership, limited liability company, trust or other organization described in Section 501(c)(3) of the Code, or Massachusetts or similar business trust, not formed for the specific purpose of acquiring the securities, with total assets in excess of $5,000,000.

☐       The Mudrick Investor is a natural person with individual net worth (or joint net worth with spouse or spousal equivalent (i.e., a cohabitant occupying a relationship generally equivalent to that of a spouse)) in excess of $1 million. For purposes of this item, “net worth” means the excess of total assets at fair market value, including automobiles and other personal property but excluding the value of the primary residence of such natural person (and including property owned by a spouse or spousal equivalent other than the primary residence of the spouse or spousal equivalent), over total liabilities. (For this purpose, the amount of any mortgage or other indebtedness secured by an investor’s primary residence should not be included as a “liability”, except to the extent (i) the fair market value of the residence is less than the amount of such mortgage or other indebtedness or (ii) such indebtedness existing on the date of the acceptance of the Mudrick Investor’s purchase of Investment Securities exceeds the indebtedness that existed sixty (60) days preceding such date and such indebtedness was not as a result of the acquisition of the Mudrick Investor’s primary residence).

☐       The Mudrick Investor is a natural person with individual income (without including any income of the Mudrick Investor’s spouse or spousal equivalent) in excess of $200,000, or joint income with spouse or spousal equivalent of $300,000, in each of the two most recent years and who reasonably expects to reach the same income level in the current year

☐       Any trust with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of Regulation D.

☐       Any family office, as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act: (i) with assets under management in excess of $5,000,000, (ii) that is not formed for the specific purpose of investing in the Issuer, and (iii) whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment.

☐       Any entity not otherwise listed above, not formed for the specific purpose of acquiring the securities, and owning investments, as defined in Rule 2a51-1(b) under the Investment Company Act, in excess of $5,000,000.

☐	The Mudrick Investor is a natural person holding in good standing one or more of the following certifications: General Securities Representative license (Series 7), Private Securities Offerings Representative license (Series 82), and Investment Adviser Representative license (Series 65).

☐	The Mudrick Investor is a natural person who is a “knowledgeable employee”, as defined in Rule 3c-5(a)(4) under the Investment Company Act, of the Issuer or the Series.

☐	The Mudrick Investor is a family client, as defined in Rule 202(a)(11)(G)-1 under the Investment Act, of a “family office” (as described below).

☐	Investor is an entity in which all of the equity owners are accredited investors as described in one or more of the categories set forth in this Schedule I.

Name of Investor:

Signature of Investor:

EXHIBIT A

FORM OF FORBEARANCE AGREEMENT

EXHIBIT B

FORM OF SHAREHOLDERS AGREEMENT

EXHIBIT C

FORM OF SF RESERVED MATTERS TERMINATION AGREEMENT

EXHIBIT D-1

FORM OF FIRST SUPPLEMENTAL INDENTURE

EXHIBIT D-2

FORM OF SECOND SUPPLEMENTAL INDENTURE

EXHIBIT E-1

FORM OF ISSUER SUPPLEMENTAL SHARE CHARGE

EXHIBIT E-2

FORM OF VAGL DEBENTURE

EXHIBIT F

FORM OF fourth amended and restated memorandum and articles of association

EXHIBIT G

FORM OF MUDRICK LOCK-UP AGREEMENT

EXHIBIT H

FORM OF SF LOCK-UP AGREEMENT

EXHIBIT I

FORM OF MUDRICK REGISTRATION RIGHTS AGREEMENT